UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 03

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
2nd Floor, 1710 Columbia Street, Vancouver, B.C. V5Y 3C6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

September 4, 2003

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT ANNOUNCES THE APPOINTMENT OF
CHARLES FALZON TO THE BOARD OF DIRECTORS, AND THE SALE OF A SUBSIDIARY

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (“Peace Arch”) (AMEX: “PAE”; TSE:  “PAE.A”, “PAE.B”), is pleased to announce the appointment of Charles Falzon to its Board of Directors subject to the approval of the Toronto Stock Exchange.  Charles has had a distinguished career in the fields of television production and distribution having held roles in award-winning television production, sales and marketing, publishing and brand development.  In addition, he has a strong corporate and financial background having held the CEO position at Catalyst Entertainment and the position of President at Gullane Entertainment PLC.  In 1990, Charles was the founding Chairman of the Canadian Film and Television Production Association and is currently a Governor of the Banff Film Festival.

The Company further reports that it has sold 100% of its shares of its wholly owned subsidiary, Peace Arch Project Development Corp. (“PAPDC”) to Renegade Motion Picture Corporation of Toronto, Canada.  PAPDC holds assets relating to Peace Arch’s past film and television library, which are fully pledged to secure past debts and liabilities associated with them.  The transaction was for nominal consideration and has no material effect on the earnings of Peace Arch.

Peace Arch Entertainment Group Inc. creates, develops, finances, produces and distributes proprietary film and television programming for worldwide markets and has offices in Vancouver, Toronto, and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words  “believe”, “estimate”, ”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For media inquires, please contact:

Tasha Pearson

Peace Arch Entertainment Group Inc.

Tel: (604) 681-9308 (ext. 315)
Email:  tpearson@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 4, 2003	By	“Juliet Jones”
(Signature)*
Juliet Jones, Principal Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.